EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
LDR Holding Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-191663, No. 333-194336, and No. 333-202210) on Form S-8 and (No. 333-199882) on Form S-3 of LDR Holding Corporation of our reports dated February 22, 2016, with respect to the consolidated balance sheets of LDR Holding Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2015, and related financial statement schedule II, and the effectiveness of internal controls over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of LDR Holding Corporation.

/s/ KPMG LLP

Austin, Texas
February 22, 2016